Exhibit 12.1

Statement Regarding Computation of Ratios

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges for the period from December 6, 2012 (inception) through December 31, 2012, the years ended December 31, 2013, 2014, and 2015, and the three months ended March 31, 2016. As the ratios of earnings to fixed charges indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings consist of (i) loss from continuing operations before income taxes, and (ii) fixed charges. Fixed charges consist of interest expense, amortization of debt issue costs, fair value adjustment on convertible notes payable and an estimate of the interest portion of rent expense.

	Period from December 6, 2012 (inception) to December 31,	Year ended December 31,			Three months ended March 31,
	2012	2013	2014	2015	2016

Earnings:
Net Loss	$(66)	$(1,344)	$(11,894)	$(32,193)	$(9,789)
Add: Fixed charges	-	262	333	216	60
Earnings as defined	$(66)	$(1,082)	$(11,561)	$(31,977)	$(9,729)
Fixed Charges:
Interest expense	$-	$66	$66	$-	$-
Amortization of debt issue costs	-	29	23	22	-
Fair value adjustment on convertible notes payable	-	167	183	-	-
Estimated interest within rental expense (1)	-	-	61	194	60
Total fixed charges	$-	$262	$333	$216	$60
Ratio of earnings to fixed charges (2)	-	-	-	-	-
Deficiency of earnings to cover fixed charges	$(66)	$(1,344)	$(11,894)	$(32,193)	$(9,789)

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest (one-third of rental expense).
(2)

We did not record earnings for the periods indicated in the table above. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods.